UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: September 11, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)

Date: September 11, 2008	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

EXTERNAL NEWS RELEASE

08-23-TC

For Immediate Release: September 10, 2008

TECK COMINCO NAMED TO DOW JONES SUSTAINABILITY INDEX

Diversified Canadian miner one of North America’s most sustainable companies

Vancouver, BC – Teck Cominco Ltd. [TSX:TCK.A and TCK.B, NYSE:TCK] (Teck) has been named to the Dow Jones Sustainability Index (DJSI) North America for the first time. Teck is one of only 22 Canadian companies named to the list, which includes North America’s leading, sustainability-driven companies.

“Our inclusion in the Dow Jones Sustainability Index is an important validation of our ongoing efforts to build a company that is trusted and respected for its financial, social and environmental performance,” said Don Lindsay, President and CEO. “The pursuit of sustainability is central to the core values that drive our business.”

Teck’s approach to sustainability is guided by evolving international standards and best practices and a commitment to the continuous improvement of its performance. Economic, environmental and social performance considerations are embedded in Teck’s policies and programs throughout every stage of the company’s operations. Teck follows the reporting guidelines of the Global Reporting Initiative to ensure the company’s sustainability-related disclosure is transparent and accountable. The company is also a signatory to the United Nations Global Compact and supports its core value areas on human rights, labour standards, the environment and anti-corruption.

“Teck’s commitment to sustainability is creating value for our shareholders, employees and the communities where we operate,” added Mr. Lindsay.

Established in 1999, the Dow Jones Sustainability Indexes follow a best-in-class approach and include sustainability leaders from each industry on a global and regional level respectively. The annual review of the DJSI family is based on a thorough analysis of corporate economic, environmental and social performance, assessing issues such as corporate governance, risk management, branding, climate change mitigation, supply chain standards and labour practices. The results of the annual review of the DJSI family are watched closely by market investors around the world, and they also provide a platform to encourage corporate progress towards sustainability and long-term business success.

About Teck

Teck is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Teck is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

For further information:

David Parker,

Vice President, Sustainability

(604) 685-3036